The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2010 and 2009

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

(Unaudited – prepared by management)

	March 31, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$ 11,431	$ 3,955
Accounts receivable	12,403	6,852
Prepaid expenses and deposits	29,070	21,388
	52,904	32,195

Other	7,891	7,660
Deferred share issue costs	20,353	--
Investments (Note 3)	2,866	--
Property and equipment (Note 4 (a))	23,738	28,807
Mineral property interests (Note 4 (b))	1,069,321	1,067,707

	$ 1,177,073	$ 1,136,369

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	$ 1,268,760	$ 1,149,405
Due to related parties (Note 7)	863,827	757,022
Capital lease obligation (Note 5)	5,976	5,976
	2,138,563	1,912,403
Capital lease obligation (Note 5)	11,618	13,306
Convertible preference shares (Note 6 (b))	752,890	727,674
	2,903,071	2,653,383
Shareholders’ equity (deficiency)
Share capital	38,799,273	38,792,139
Share subscriptions	150,000	--
Equity component of convertible preference shares (Note 6 (b))	90,902	90,902
Warrants	112,355	112,355
Contributed surplus	6,326,610	6,223,649
Accumulated other comprehensive loss	(580,340)	(577,456)
Deficit	(46,624,798)	(46,158,603)
	(1,725,998)	(1,517,014)

	$ 1,177,073	$ 1,136,369

Nature of operations and going concern (Note 1)

Commitments (Note 4)

Subsequent events (Note 12)

Measurement uncertainty (Note 4)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“David Watkinson”

“Stephen J. Wilkinson”

David Watkinson

Stephen J. Wilkinson

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

(Unaudited – prepared by management)

	Three months ended March 31,
	2010	2009

Expenses
Amortization	$ 5,069	$ 9,698
Accretion of debt portion of preference shares	1,906	2,753
Recovery on sale of equipment	(36,000)	--
Bad debt expense (recovery)	(48,307)	--
Golden Bear costs	--	49,064
Exploration expenses (Note 11)	178,625	387,878
Foreign exchange (gain) / loss	54,640	(25,799)
Finance expense	11,802	11,638
Legal, accounting and audit	20,766	25,522
Management and consulting fees (Note 7)	30,919	25,630
Office and administration	81,705	81,180
Salaries and benefits	46,313	44,932
Shareholder communications	15,796	36,915
Stock-based compensation	102,961	810
Travel	--	1,315
Interest income	--	(563)
Loss and the period	(466,195)	(650,973)

Deficit, beginning of period	(46,158,603)	(43,772,607)

Deficit, end of period	$ (46,624,798)	$ (44,423,580)

Loss per share – basic and diluted	$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding	16,900,218	15,896,842

Consolidated Statements of Comprehensive Income

(expressed in United States dollars)

(Unaudited – prepared by management)

	Three months ended March 31,
	2010	2009
Loss for the period before comprehensive loss	$ (466,195)	$ (650,973)
Other comprehensive loss	(2,884)	--
Comprehensive loss for the period	$ (469,079)	$ (650,973)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Three months ended March 31, 2010 and 2009

(expressed in United States dollars)

(Unaudited – prepared by management)

	Common Shares Without Par Value (Note 5)		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, December 31, 2008	15,751,987	$ 38,397,699	$ 90,902	$ 33,600	$ 1,936,339	$ 4,286,347	$ (577,456)	$ (43,772,607)	$ 394,824
Private placements, less issue costs	861,500	236,497	--	(33,600)	112,355	--	--	--	315,252
Shares issued for property acquisition	280,823	157,943	--	--	--	--	--	--	157,943
Warrants expired, unexercised	--	--	--	--	(1,936,339)	1,936,339	--	--	--
Stock-based compensation	--	--	--	--	--	963	--	--	963
Loss for the year	--	--	--	--	--	--	--	(2,385,996)	(2,385,996)
Balance, December 31, 2009	16,894,310	38,792,139	90,902	--	112,355	6,223,649	(577,456)	(46,158,603)	(1,517,014)
Shares issued for property acquisition	19,432	7,134	--	--	--	--	--	--	7,134
Share subscriptions	--	--	--	150,000	--	--	--	--	150,000
Stock based compensation	--	--	--	--	--	102,961	--	--	102,961
Unrealized comprehensive loss for the period	--	--	--	--	--	--	(2,884)	-	(2,884)
Loss for the period	--	--	--	--	--	--	--	(466,195)	(466,195)
Balance, March 31, 2010	16,913,742	$ 38,799,273	$ 90,902	$ 150,000	$ 112,355	$ 6,326,610	$ (580,340)	$ (46,624,798)	$ (1,725,998)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in United States dollars)

(Unaudited – prepared by management)

	Three months ended March 31,
	2010	2009
Cash provided by (used for):

Operations:
Loss for the period	$ (466,195)	$ (650,973)
Items not involving cash
Amortization	5,069	10,319
Accretion of debt component of preference shares	1,906	2,753
Gain on sale of property and equipment	(36,000)	--
Decrease (increase) in allowance for doubtful accounts	(48,307)	--
Effect of currency translation	22,849	(20,256)
Deferred finance expense	(20,353)	--
Stock based compensation	102,961	810

Changes in non-cash operating working capital
Accounts receivable	(5,551)	(681)
Due to/from related parties	155,112	49,365
Prepaid expenses and deposits	(7,682)	(33,693)
Accounts payable and accrued liabilities	119,355	147,198
	(176,836)	(495,158)

Investing activities:
Redemption of short-term investments	--	218,391
Proceeds from Sale of equipment	36,000	--
Capital lease payments	(1,688)	(1,549)
	34,312	216,842

Financing activities
Share subscriptions	150,000	--
Issuance of common shares	--	148,313
	150,000	148,313

Decrease in cash during the period	7,476	(130,003)
Cash, beginning of period	3,955	181,101

Cash, end of period	$ 11,431	$ 51,098

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

1.

Nature of operations and going concern

Emgold Mining Corporation (“the Company) is incorporated under the British Columbia Corporations Act.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.  At March 31, 2010, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Property (see Note 4 (b)).  The Company is currently in negotiations with the optionors to extend the option terms.  In the event that the Company is not successful in such renegotiations, the Company may not be able to develop or otherwise dispose of its historical investment in the Idaho-Maryland Property.

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.

The accompanying consolidated financial statements for the interim periods ended March 31, 2010 and 2009, have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian GAAP applicable to a going concern.  These interim consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt as to the validity of this assumption as at March 31, 2009, as the Company had a shareholders’ deficiency of $1,725,998 (December 31, 2009 - $1,517,014).  The Company incurred a loss of $466,195 for the three months ended March 31, 2010 (a loss of $2,385,996 for the year ended December 31, 2009) and had a working capital deficiency of $2,085,659 (December 31, 2009 - $1,880,208) and an accumulated deficit of $46,624,798 at March 31, 2010 ($46,158,603 – December 31, 2009).  Operations for the three months ended March 31, 2010, have been funded primarily from share subscriptions received on a private placement completed during subsequent to March 31, 2010, and from advances from related parties.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  There is no assurance that any such activity will be successful (See Note 12 – Subsequent events).

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

1.

Nature of operations and going concern (continued)

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

3.

Investments

	Number	Book Value March 31, 2010	Fair Value March 31, 2010	Fair Value December 31, 2009
Valterra Resource Corp. common shares(Note 4)	50,000	$ 2,953	$ 1,477	$ --
Valterra Resource Corp. warrants	50,000	2,685	1,389	--
Total Investments		$ 5,638	$ 2,866	$ --

As at March 31, 2010, investments in available-for-sale securities consist of marketable securities which had a market value of $1,477 and non-tradable warrants with an exercise price equal to market value on the date of exercise, with an expiry date of January 24, 2015.  The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment

(a)

Equipment

March 31 2010	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 228,144	$ 228,017	$ 127
Office furniture and equipment	81,451	70,665	10,786
Research equipment	63,080	63,080	--
Computer hardware and software	128,237	125,120	3,117
Vehicle – held under capital lease	38,833	29,125	9,708
Total	$ 539,745	$ 516,007	$ 23,738

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 249,260	$ 212
Office furniture and equipment	81,451	68,251	13,200
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	124,493	3,744
Vehicle – held under capital lease	38,833	27,182	11,651
Total	$ 661,459	$ 632,652	$ 28,807

(b)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	March 31, 2010	December 31, 2009
Idaho-Maryland Property, California	$ 747,219	$ 747,219
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	115,301	120,821
Stewart Property, British Columbia	192,757	192,757
Bucksin Rawhide Property, Nevada	7,134	--
	$ 1,069,321	$ 1,067,707

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008, with a quarterly lease payment of $75,000.  In 2009, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments is to be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statement of Operations.  At December 31, 2009, $90,000 is unpaid and included in accounts payable and accrued liabilities, and the payments of $60,000 due on February 1, 2010, and May 1, 2010, have not been made.  Consequently, the Idaho-Maryland Property is not in good standing.  Management is seeking to renegotiate the lease terms.  There can be no certainty that this matter will be resolved on terms favourable to the Company.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2010, would be $5,510,450, and is being increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares to the seller for the purchase of the Whisper Property at a market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is required to transfer title.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Subsequent to December 31, 2009, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of the years 2012 to 2014.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of exercise by the Company.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.  Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  Lease payments may be paid in either cash or common shares of the Company based on an average price of shares traded during the calendar month prior to the payment due date.  Lease payments may be paid in common shares of the Company at the discretion of Nevada Sunrise, LLC based on an average price of shares traded during the calendar month prior to the payment due date.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase the retained 25% interest from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2010, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At March 31, 2010, future minimum lease payments under capital leases are $19,507, including $1,913 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Periods ending December 31,	$
2010	6,272
2011	8,358
2012	4,877
Total minimum payments	19,507
Less interest	(1,913)
Capital lease obligation	17,594
Less: current portion	(5,976)
Non-current portion	11,618

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(a)

Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

 (b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, March 31, 2010 and December 31, 2009	394,843	$ 90,902
Debt portion of Class A Preference Shares	March 31, 2010	December 31, 2009
Balance, beginning of period	$ 727,674	$ 621,232
Accretion	1,906	6,250
Foreign exchange loss (gain) on debt	23,310	100,192
	25,216	106,442
Balance, end of period	$ 752,890	$ 727,674

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

In conjunction with the share consolidation discussed in Note 6 (a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At March 31, 2010, $399,600 (December 31, 2009 - $373,068) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at March 31, 2010.  During the three months ended March 31, 2010, 243,250 fully vested stock options were forfeited or cancelled, with exercise prices ranging from Cdn$1.00 to Cdn$1.20 to Cdn$10.00.  At March 31, 2010, 1,604,998 stock options were outstanding, with expiry dates from June 28, 2010 to March 17, 2015.

The following table summarizes stock option transactions for the three months ended March 31, 2010, and the year ended December 31, 2009:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2008	1,455,250	$3.60
Expired	(17,000)	$2.50
Cancelled and forfeited	(150,000)	$1.91
Balance, December 31, 2009	1,288,250	$3.85
Granted	559,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Balance, March 31, 2010	1,604,998	$2.33

The following table summarizes information about the stock options outstanding at March 31, 2010:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, December 31, 2009	Weighted Average Remaining Contractual Life
$1.00	26,500	1.78 years
$10.00	151,500	3.64 years
$9.00	85,500	4.28 years
$3.60	10,000	0.24 years
$2.90	39,000	1.65 years
$2.00	97,500	3.12 years
$1.50	635,000	2.70 years
$0.25	559,998	4.96 years
		3.63 years

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

For the three months ended March 31, 2010, the Company incurred stock-based compensation expense of $102,961 (2009 - $810).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Three months ended March 31,
	2010	2009
Risk free interest rate	2.2%	--
Expected life in years	3.8 years	--
Expected volatility	112.3%	--
Weighted average fair value per option grant	$0.18	--

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

 (d)

Warrants

As at March 31, 2010, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.20/$1.60	April 9, 2010/2011
350,000	$1.00/$1.50	November 4, 2010/2011
$1.12/$1.56

The following table summarizes warrant transactions for the three months ended March 31, 2010:

	Shares	Weighted Average Exercise Price
Balance, March 31, 2010 and December 31, 2009	861,500	$1.12

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

7.

Related party transactions and balances

	March 31, 2010	December 31, 2009
Balances payable to:
Directors and officers	$ 863,827	$ 757,022

Related party transactions reflected in these consolidated financial statements are as follows:

(a) In the three months ended March 31, 2010, $10,165 (2009 - $36,973) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated three months services values were provided in full.  In the three months ended March 31, 2010,  the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $48,307.  The recoverability of the balance of $196,487 will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

(b) Consulting fees of $15,459 (2009 –$12,815) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c) Consulting fees of $15,459 (2009 –$12,815) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $59,533 advanced by three directors.  Interest of $15,016 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

8.

Supplementary cash flow information – non-cash transactions

	Three months ended March 31,
	2010	2009
Financing and investing activities
Shares issued for mineral property interests	$ 19,432	$ --

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

9.

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property and using commercially available equipment to process waste rock and mine tailings to a ceramics tile.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.  Additional information relating to management of capital is disclosed in Note 1.

10.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities, may be below carrying values due to the liquidity issues of the Company, as indicated by the $2,085,659 working capital deficiency at March 31, 2010 (December 31, 2009 - $1,880,208).  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at March 31, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized no interest income during the three months ended March 31, 2010.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

10.

Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	March 31, 2010	December 31, 2009
Accounts and other receivables -
Currently due	$ 12,403	$ 6,852
Past due by 90 days or less, not impaired	--	--
Past due by greater than 90 days, not impaired	--	--
	12,403	6,852
Cash	11,431	3,955
	$ 23,834	$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended March 31, 2010, there was a provision recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 11, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  Subsequent to March 31, 2010, the Company has completed two tranches of a private placement for gross proceeds of $750,000.  The Company is also negotiating a debt settlement with two suppliers to remove approximately $152,034 in current liabilities from the balance sheet.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

	March 31, 2010	December 31, 2009
Within 90 days or less	$ 1,270,254	$ 1,150,899
In later than 90 days, not later than one year	4,482	4,482
Due to related parties with contractual maturities
Within 90 days or less	863,827	757,022
In later than 90 days, not later than one year	--	--

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

10.

Financial instruments and risk management (continued)

•

Interest rate risk

The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

•

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canadian, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

	March 31, 2010	December 31, 2009
Canadian dollars
Cash	803	1,089
Accounts payable and accrued liabilities	(746,117)	(580,691)
Face value of convertible preference shares	(764,785)	(764,785)

Based on the above net exposures at March 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $151,010 in the Company’s loss from operations.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

11.

Exploration costs

Three months ended March 31,	Cumulative Total to March 31,
2010	2009	2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 100,140
Community relations	--	--	80,561
Drilling	--	--	1,039,920
Geological and geochemical	84,433	139,412	4,156,373
Land lease and taxes	68,071	44,621	1,396,528
Consulting	--	--	209,713
Mine planning	24,323	137,793	4,375,515
Site activities	--	65,558	1,672,390
Stock-based compensation	--	--	481,684
Transportation	--	--	128,250
Incurred during the period	176,827	387,384	13,641,074
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,803
Geological and geochemical	1,076	31	123,388
Drilling	--	--	64,050
Site activities	256	8	22,044
Stock-based compensation	--	--	16,055
Trenching	--	--	4,666
Transportation	--	--	12,354
Assistance and recoveries	--	--	(4,793)
Incurred during the period	1,332	39	249,567
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	96,157
Drilling	--	--	530,056
Geological and geochemical	431	21	221,148
Site activities	35	434	21,510
Stock-based compensation	--	--	16,055
Trenching	--	--	19,318
Transportation	--	--	45,838
Assistance and recoveries	--	--	(25,072)
Incurred during the period	466	455	925,010
Total Exploration Costs	$ 178,625	$ 387,878	$ 14,815,651

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

12.

Subsequent events

Subsequent to March 31, 2010, the Company:

i)

Completed two tranches of a non-brokered private placement.  A total of 3,000,000 Units were issued at the price of $0.25 per unit to raise $750,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  Finder's fees of $48,000 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of $0.25.

ii)

Completed a debt settlement with two creditors by the issuance of 608,135 common shares at a deemed value of $0.25 per share to settle outstanding debt of $152,034.